Exhibit 99.3
Vector Tobacco Inc. and Subsidiaries
Consolidated Financial Statements
as of December 31, 2009 and 2008
and for each of the three years
ended December 31, 2009, 2008 and 2007

Vector Tobacco Inc. and Subsidiaries
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2009 and 2008	2–3

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	4

Consolidated Statements of Stockholder’s Equity (Deficiency)	5

Consolidated Statements of Cash Flows	6–7

Notes to Consolidated Financial Statements	8–26

Consolidated Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts	27

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the
Stockholder of Vector Tobacco Inc.:
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. and its subsidiaries (the “Company”), a wholly-owned subsidiary of Vector Group Ltd., at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit and other post retirement plans in 2008.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
March 1, 2010

Vector Tobacco Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2009 and 2008
(in thousands of dollars)

	2009	2008
Assets
Current assets
Cash and cash equivalents	$472	$178
Accounts receivable — trade, less allowances of $18 and $15, respectively	609	436
Inventories, net	5,782	4,810
Deferred taxes	2,341	—
Other current assets	192	209

Total current assets	9,396	5,633

Property, plant and equipment, net	25	72
Intangible asset	107,511	107,511
Deferred taxes	93,113	—
Other assets	999	817

Total assets	$211,044	$114,033

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2009 and 2008
(in thousands of dollars, except share amounts)

	2009	2008
Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable — trade	$—	$8
Due to related parties	9,629	5,652
Accrued promotional expenses	646	590
Estimated allowance for sales returns	1,007	1,000
Settlement accruals	2,723	2,091
Deferred taxes	1,433	—
Income taxes payable	538	—
Other	311	942

Total current liabilities	16,287	10,283

Non-current employee benefits	1,142	870
Due to related parties	—	454
Deferred income taxes	22,550	19,122
Other long-term liabilities	2,982	1,878

Total liabilities	42,961	32,607

Commitments and contingencies (Note 13)

Stockholder’s equity
Common stock ($1 par value per share; 1,000 shares
authorized; 100 shares issued and outstanding)	—	—
Additional paid-in capital	372,292	393,667
Accumulated other comprehensive income	295	321
Accumulated deficit	(204,504)	(312,562)

Total stockholder’s equity	168,083	81,426

Total liabilities and stockholder’s equity	$211,044	$114,033

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2009, 2008, and 2007
(in thousands of dollars)

	2009	2008	2007
Revenues *	$106,446	$70,652	$72,017

Expenses
Cost of goods sold	80,772	43,455	44,757
Operating, selling, administrative and general expenses	4,564	6,499	6,884
Management fees paid to Vector Group Ltd.	500	500	500
Restructuring and impairment charges, changes in estimate	900	(18)	(83)
Research and development	1,552	2,960	4,240

Operating income	18,158	17,256	15,998

Other income (expense)
Interest income	3	105	72
Interest expense	(6)	(39)	(5,704)

Income before income taxes	18,155	17,322	10,366

Income tax benefit (expense)	89,903	(1,983)	(2,855)

Net income	$108,058	$15,339	$7,511

*	Revenues and cost of goods sold include excise taxes of $52,365, $22,212, and $23,681 for the years ended December 31, 2009, 2008, and 2007, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Stockholder’s Equity (Deficiency)
Years Ended December 31, 2009, 2008, and 2007
(in thousands of dollars)

					Accumulated
				Additional	Other		Total
	Common Stock			Paid-In	Comprehensive	Accumulated	Stockholder’s
	Shares		Amount	Capital	Income	Deficit	Equity (Deficiency)
Balance at January 1, 2007	100		$—	$280,671	$303	$(335,359)	$(54,385)

Net income	—		—	—	—	7,511	7,511

Accumulated other comprehensive income	—		—	—	9	—	9

Total comprehensive income	—		—	—	—	—	7,520

Capital contributions	—		—	144,396	—	—	144,396

Distributions	—		—	(10,000)	—	—	(10,000)

Balance as of December 31, 2007	100	*	—	415,067	312	(327,848)	87,531

Net Income	—		—	—	—	15,339	15,339

SFAS No. 158 Pension Adjustments, measurement date	—		—	—	—	(53)	(53)

Accumulated other comprehensive income	—		—	—	9	—	9

							(44)

Total comprehensive income	—		—	—	—	—	15,295

Distributions	—		—	(21,400)	—	—	(21,400)

Balance as of December 31, 2008	100	*	—	393,667	321	(312,562)	81,426

Net Income						108,058	108,058

Accumulated other comprehensive income	—		—	—	(26)	—	(26)

Total comprehensive income	—		—	—	—	—	108,032

Distributions	—		—	(21,375)	—	—	(21,375)

Balance as of December 31, 2009	100	*	$—	$372,292	$295	$(204,504)	$168,083

*	Stock pledged as collateral for Vector Tobacco’s guarantee of the Parent’s debt. See Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008, and 2007
(in thousands of dollars)

	2009	2008	2007
Cash flows from operating activities
Net income	$108,058	$15,339	$7,511
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	28	39	55
Deferred taxes	(90,593)	2,856	2,855
Net gain on disposal of equipment	—	(50)	—
Non-cash interest expense	—	—	1,627
Restructuring and impairment charges, changes in estimates	938	(18)	(83)
Cash payments on restructuring liabilities	(753)	(66)	(694)
Changes in assets and liabilities

Accounts receivable	(173)	(49)	352
Inventories	(972)	20	4,271
Other assets	2	(84)	(22)
Accounts payable	(8)	2	(9)
Due to/from related parties	3,523	(214)	1,080
Accrued expenses	(56)	992	(6,103)
Income tax payable	538	—	—
Change in book overdraft	—	—	(5)
Employee benefits	246	212	182
Other long-term liabilities	1,104	107	1,311

Net cash provided by operating activities	21,882	19,086	12,328

Cash flows from investing activities
Capital expenditures	—	(4)	(58)
Proceeds from sales of equipment	—	50	—
Increase in cash surrender value of life insurance policies	(213)	(208)	(195)

Net cash used in investing activities	(213)	(162)	(253)

Cash flows from financing activities
Repayments of notes payable	—	—	(4,000)
Distributions to Parent	(21,375)	(21,400)	(10,000)

Net cash used in financing activities	(21,375)	(21,400)	(14,000)

Net (decrease) increase in cash and cash equivalents	294	(2,476)	(1,925)

Cash and cash equivalents
Beginning of period	178	2,654	4,579

End of period	$472	$178	$2,654

The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008, and 2007
(in thousands of dollars)
Supplemental schedule of non-cash investing and financing activities

•	Vector Tobacco recorded $26 in other comprehensive loss in 2009 and $9 and $9 in other accumulated comprehensive income during 2008 and 2007, respectively, in relation to certain pension plans.

•	Vector Tobacco recorded non-cash capital contributions from VGR Holdings in the amount of $109,396 during the year ended December 31, 2007 to retire the revolving credit facility balance.

•	Vector Tobacco recorded a non-cash capital contribution from VGR Holdings in the amount of $35,000 during the year ended December 31, 2007 for the payment of the Medallion note on behalf of Vector Tobacco.
The accompanying notes are an integral part of these consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or “the Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the development of low nicotine and nicotine-free cigarette products, the development of reduced risk cigarette products, and the manufacturing and sale of other discount cigarettes principally in the United States. Certain management and administrative functions are performed by affiliates (See Note 15 and 16).

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Amounts due to and receivable from Vector, including related party debt, are shown separately on the balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liggett Vector Brands Inc. (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to Vector Tobacco.

Liggett Group LLC (“Liggett”), an affiliate of Vector Tobacco, manufactures all of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Vector and VGR are holding companies and as a result do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which will require interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2009, 2008 and 2007 Vector Tobacco made distributions of $21,375, $21,400 and $10,000 respectively, to VGR.

11% Senior Secured Notes due 2015

In August 2007, Vector sold $165,000 of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”) in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. Vector intends to use the net proceeds of the issuance for general corporate purposes which may include working capital requirements, the financing of capital expenditures, future acquisitions, the repayment or refinancing of outstanding indebtedness, payment of dividends and distributions and the repurchase of all or any part of its outstanding debt obligations.

In September 2009, the Company sold an additional $85,000 principal amount of the Senior Secured Notes at 94% of face value in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by all of the wholly-owned domestic subsidiaries of Vector that are engaged in the conduct of the Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco’s stock has been pledged as collateral for the guarantee of the Senior Secured Notes. Vector Tobacco’s consolidated balance sheet, statement of operations and statement of stockholder’s equity (deficiency) as of December 31, 2009 and 2008 for each of the three years in the period ended December 31, 2009 do not reflect any accounts related to these notes as the debt is not acquisition related.

The Senior Secured Notes are due with a lump sum payment of $250,000 in 2015. Vector Tobacco’s cash flows from operations may be utilized to fund the interest and debt obligation of the Senior Secured Notes.

Additional Parent Company Notes

As of December 31, 2009, Vector has debt with a net amount of approximately $74,437 (face amount $267,530) in addition to the principal amount of Senior Secured Notes previously discussed. These notes are not reflected in Vector Tobacco’s consolidated financial statements because they are not collateralized by Vector Tobacco’s assets and Vector Tobacco has not guaranteed these obligations.

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, accounting, legal, investor relations, tax, other services and employee benefits and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and headcount to Vector’s total cost. All of these allocations are reflected in management fees paid to Vector Group Ltd. of $500, $500 and $500 in the Company’s consolidated statements of operations for each of the years ended December 31, 2008, 2008, and 2007, respectively.

The Company and Vector considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company in 2007, 2008 and 2009 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2007, 2008, and 2009.

Background

In January 2003, Vector Tobacco introduced QUEST, the Company’s brand of low nicotine and nicotine-free cigarette products. QUEST brand cigarettes were marketed from 2003 until 2009 as premium cigarettes to permit adult smokers, who wish to continue smoking, to gradually reduce their intake of nicotine. The products are not labeled or advertised for smoking cessation and Vector Tobacco makes no claims that QUEST is safer than other cigarette products. Vector Tobacco ceased manufacturing Quest cigarettes during the third quarter of 2009.

Vector Tobacco is also engaged in the sale of conventional cigarettes through their USA, Silver Eagle, Eagle and Meridian brands.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Recent Developments

In February 2009 Vector Tobacco settled an outstanding patent interference suit with North Carolina State University (“NCSU”). Under the terms of the settlement, Vector Tobacco received $325 during 2009. The $325 was recorded as a reduction of expense in 2009. The patents have a book value of $0 at December 31, 2008 and 2009.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of Vector Tobacco and its wholly-owned subsidiaries; Vector Tobacco Limited (Bermuda), and VT Real Estate Limited. The consolidated financial statements exclude VT Aviation LLC as Vector consolidates this entity as its primary beneficiary. In 2007, VT Real Estate Limited was dissolved. In 2008, Vector Tobacco Limited (Bermuda) was dissolved. All significant intercompany balances and transactions have been eliminated.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2009, and 2008, and the reported amounts of revenues and expenses for the years ended December 31, 2009, 2008, and 2007. Significant estimates subject to material changes in the near term include restructuring and impairment charges, promotional accruals, inventory reserves, allowances for doubtful accounts and allowances for sales returns, Master Settlement Agreement (“MSA”) liabilities and litigation and defense costs. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) insure these balances, up to $250 and $500, respectively. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were approximately $472 and $178 at December 31, 2009, and 2008 respectively. Bank deposits of approximately $100 and $178 at December 31, 2009 and 2008, respectively, are insured by the FDIC.

Accounts Receivable

Accounts receivable-trade is recorded at their net realizable value. The allowance for doubtful accounts and cash discounts was $18 and $15 at December 31, 2009 and 2008, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out method. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the cigarette industry. It is not practicable to determine the amount that will not be used or sold within one year.

The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets which are three to fifteen years for machinery and equipment. Leasehold improvements are amortized over the term of the respective lease or the estimated useful life of improvements whichever is shorter.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment against their related future undiscounted cash flows. If the carrying value exceeds such cash flows, then impairment is deemed to exist. The amount of any impairment is determined by comparing the long-lived assets’ carrying value against its fair value, which is determined using discounted future cash flows.

Intangible Asset

The Company is required to conduct an annual review of intangible assets for potential impairment including the intangible asset of $107,511, which is not subject to amortization due to its indefinite useful life. This intangible asset relates to the exemption of Medallion, acquired in April 2002, under the MSA agreement, which states payments under the MSA continue in perpetuity. (See Note 6) As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Other intangible assets, included in other assets, consisting of trademarks are amortized using the straight-line method over 10 years and had a net book value of $0 and $46 at December 31, 2009 and 2008, respectively. The amortization expense related to the intangible assets was $8, $7, and $7 in 2009, 2008, and 2007, respectively. In connection with the restructuring of Vector Tobacco, the Company recorded an impairment charge of approximately $38 related to Quest trademark agreements, which is included as a component of “Operating, selling, general and administrative charges” in the Company’s consolidated statement of operations for the year ended December 31, 2009.

Other Assets

Other current assets of $192 and $209 as of December 31, 2009 and 2008, respectively, are primarily pre-paid items including insurance.

Other non-current assets of $999 and $817 as of December 31, 2009 and 2008, respectively, are primarily related to the cash surrender value of certain life insurance policies.

Revenue Recognition

Revenues from sales are recognized upon shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides for expected sales returns. Certain sales incentives, including buydowns, are classified as reductions of net sales. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of goods sold totaled $52,365, $22,212, and $23,681 for the years ended December 31, 2009, 2008, and 2007, respectively. The large increase in 2009 was due to the imposition of a $6.17 per carton increase in the federal excise tax on tobacco products effective April 1, 2009. Since the

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Company’s primary line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $572, $595, and $634 in 2009, 2008, and 2007, respectively, are recorded as selling, general and administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and were $14, $27, and $38 for the years ended December 31, 2009, 2008 and 2007, respectively and are recorded as selling, general and administrative expenses.

Research and Development Costs

Research and development costs are expensed as incurred and were $1,552, $2,960, and $4,240 in 2009, 2008, and 2007, respectively. The ongoing decline in expense from 2007 to 2009 relates primarily to the decision not to pursue FDA approval of Quest as a smoking cessation device. (Note 16) In connection with this decision, the Company closed its Durham, NC research operations in the second quarter of 2009.

Stock-Based Compensation

Effective January 1, 2006, Vector Tobacco through an affiliate accounted for employee stock compensation plans by measuring compensation cost for share-based payments at fair value.

Employee Benefits

As of December 31, 2009, Vector Tobacco has no employees. Employees of Liggett Vector Brands, an affiliate, perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco. A senior executive of Liggett Vector Brands who provides services to Vector Tobacco participates in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses are allocated from Vector to Vector Tobacco.

The cost of providing retiree pension benefits, health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans as of December 31, 2009 and 2008 are recognized on the balance sheet.

Income Taxes

Accounting guidance requires that an entity recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any liability created for unrecognized deferred tax benefits is presented as a liability and cannot be combined with deferred tax liabilities or assets.

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets. A current tax provision is recorded for any income taxes payable.

Vector Tobacco’s U.S. income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand-alone basis. The Company’s entities currently join in the filing of a consolidated U.S. tax return with Vector and its other U.S. subsidiaries.

Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $46,900 and $135,000 as of December 31, 2009 and 2008, respectively.

Legal Costs

The Company records product liability legal expenses and other litigation costs as selling, general and administrative expenses as those costs are incurred.

The Company records provisions in its consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases or the costs of defending such cases, and no amounts have been provided in the Company’s consolidated financial statements for unfavorable outcomes. Litigation is subject to many uncertainties, and it is possible that the Company’s consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Distributions and Dividends on Common Stock

The Company records distributions on its common stock as dividends in its consolidated statement of stockholder’s equity (deficiency) to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.

Comprehensive Income

Other comprehensive income is a component of stockholder’s equity and relates to pension related adjustments. The Company’s comprehensive income was $108,032, $15,348 and $7,520 for the years ended December 31, 2009, 2008 and 2007, respectively.

The components of accumulated other comprehensive income, were as follows at December 31:

	2009	2008	2007
Pension related amounts	$295	$321	$312
Fair Value of Financial Instruments

The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:

Cash and cash equivalents	$472	$472	$178	$178
New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification is the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. The Codification eliminates the GAAP hierarchy contained in Statement of Financial Accounting Standard and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In response, the Company has used plain English or included the references to the Codification, as appropriate, in these consolidated financial statements.

On January 1, 2008, the FASB issued new accounting guidance on fair value measurement. The guidance does not require any new fair value measurements but provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. On January 1, 2009, the Company adopted the guidance as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. The guidance defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of the guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued a staff position providing additional guidance that clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. The staff position guidance reaffirms the objective of fair value measurement, as stated in the original guidance which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. The adoption of the staff position guidance had no impact on the Company’s consolidated financial statements.

On January 1, 2009, the FASB’s revised guidance on business combinations became effective. The revision is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2009, the FASB’s amended guidance on determining whether instruments granted in share-based payment transactions are participating securities became effective for the Company. The amended guidance states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption of the amended guidance had no impact on the Company’s consolidated financial statements.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
In April 2009, the FASB issued authoritative guidance on the methodology for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and noncredit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. The adoption of the guidance did not have an impact on the consolidated financial statements.

In December 2008, the FASB issued authoritative guidance on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of the guidance is to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company’s plan assets, and for fair value measurements determined using significant unobservable inputs, a reconciliation of changes between the beginning and ending balances. The Company adopted the new disclosure requirements in the 2009 annual reporting period.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. The guidance requires additional disclosures for transfers of financial assets and changes the requirements for derecognizing financial assets. The Company will adopt these Statements for annual reporting periods beginning on January 1, 2010. The Company is currently assessing the impact, if any, of the amended guidance on its consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The amended guidance eliminates exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exception means more entities will be subject to consolidation assessments and reassessments. The Company will adopt these statements for annual reporting periods beginning on January 1, 2010. The Company is currently assessing the impact, if any, the amended guidance on its consolidated financial statements.

In May 2009, the FASB issued guidance which establishes general standards of: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not impact the Company’s consolidated financial statements.

In January 2010, the FASB issued authoritative guidance intended to improve disclosure about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances, and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosure about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated financial statements.

3.	Medallion

On April 1, 2002, an indirect wholly owned subsidiary of Vector acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which were guaranteed by Vector and Liggett. Subsequently, and on the same day, the acquiring Vector subsidiary and Vector Tobacco were merged into Medallion, and Medallion was renamed Vector Tobacco Inc. As a result of the aforementioned transactions, Vector Tobacco became the obligor for $60,000 of promissory notes (See Note 8). Vector made the final acquisition payment of $35,000 on April 2, 2007 on behalf of Vector Tobacco. The Company has accounted for the Vector payment of $35,000 as a capital contribution during 2007.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the MSA agreement between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 900 million cigarettes in 2009).

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
4.	Inventories

Inventories consist of the following at December 31:

	2009	2008
Leaf tobacco	$329	$628
Work-in-process	—	3
Finished goods	5,467	4,179

Inventories at current cost	5,796	4,810

LIFO adjustment	(14)	—

Total inventories, net	$5,782	$4,810

Leaf tobacco at December 31, 2009 includes costs related to tobacco purchased by the Company from third party tobacco dealers and tobacco grown under contract with independent farmers. There were no leaf tobacco purchase commitments at Vector Tobacco as of December 31, 2009.

The Company classifies the prepaid cost of the MSA in ending inventory. The prepaid cost of MSA was $1,654 and $1,874 at December 31, 2009 and 2008, respectively.

Since January 1, 2004 all of Vector Tobacco’s products have been manufactured under a contract manufacturing agreement by Liggett at Liggett’s manufacturing facility in Mebane, North Carolina. (See Note 15)

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2009	2008
Buildings and improvements	$—	$47
Machinery and equipment	858	1,712

Property, plant and equipment	858	1,759
Less accumulated depreciation	(833)	(1,687)

Property, plant and equipment, net	$25	$72

Depreciation expense was $20, $32, and $48 for the years ended December 31, 2009, 2008, and 2007, respectively. There were no commitments to purchase machinery and equipment at December 31, 2009.

6.	Intangible Assets

Intangible assets consist of the following at December 31:

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)

	2009	2008
Indefinite useful live intangible asset	$107,511	$107,511

In connection with the acquisition of Medallion, the Company allocated a portion of the total purchase price of $110,000 to Medallion’s exemption under the MSA agreement. See Note 3. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. The annual test was performed in the fourth quarter of 2009, 2008, and 2007, resulting in no impairment.

Other intangible assets, included in other assets, consists of trademarks which were amortized using the straight-line method over 10 years and had a net book value of $0 and $46 at December 31, 2009, and 2008, respectively. Amortization expense associated with trademarks and patents totaled $8 in 2009 and $7 in both 2008 and 2007. An impairment charge of $38 was taken in the fourth quarter of 2009 to write off the remaining value of the trademarks.

7.	Revolving Demand Promissory Note – Parent

Vector Tobacco had a revolving demand promissory note with VGR and Vector. This credit facility, as amended, provided for borrowings up to $350,000. The principal amount was payable in full upon thirty days notice of demand. Interest accrued on the unpaid principal balance at the prime rate plus 1% and was added to the principal balance on the first day of each month. Accrued interest was payable upon any prepayment of the principal or upon demand. The loan was revolving and Vector Tobacco had the right to repay a portion of the loan from time to time and thereafter seek to borrow additional funds.

The Company incurred interest expense of $5,127 in 2007. During 2007, the Company made a $3,500 interest payment, and in 2007 the Company incurred non-cash interest expense of $1,627, which increased the balance of the revolving demand promissory note due to parent.

In June 2007, Vector contributed its revolving demand promissory note (with an outstanding balance of $109,396) to Vector Tobacco by cancelling the note. The transaction was recorded as a capital contribution to the Company.

8.	Long-Term Debt

Notes Payable for Medallion Acquisition

On April 1, 2002 as a result of the Medallion transaction described in Note 3, the Company became obligor on two promissory notes totaling $60,000. The first note for $25,000 bore interest at 9% and was paid off at a rate of $3,125 per quarter commencing June 30, 2002 and continuing through March 31, 2004. The second note for $35,000 bore interest at 6.5% payable semi-annually. The entire principal was retired on April 2, 2007.

9.	Employee Benefit Plans

The Company’s portion of the 401(k) plan expenses sponsored by Liggett Vector Brands, for entities in the affiliate’s controlled group, were $43, $71, and $29 for the years ended December 31, 2009, 2008, and 2007, respectively.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Defined Benefit Retirement Plans

During 2009, 2008, and 2007, a certain senior executive of the Company also participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector. The Company will reimburse Vector for payment of supplemental retirement benefits to the senior executive. The Company expensed $245, $212, and $191 in relation to the SERP plan during 2009, 2008, and 2007. The executive’s retirement date is January 1, 2012 and the Company projects the payment under the SERP will be approximately $1,703.

10.	Income Taxes

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand alone basis. The Company’s entities currently join in the filing of a consolidated tax return with Vector and its other subsidiaries.

The amounts provided for income taxes are as follows:

	Year Ended December 31,
	2009	2008	2007
Current:
U.S. Federal	$4,746	$—	$—
State	1,487	—	—

	$6,233	$—	$—

Deferred:
U.S. Federal	$(91,041)	$1,468	$2,340
State	(5,095)	515	515

	(96,136)	$1,983	$2,855

Total	$89,903	$1,983	$2,855

Vector Tobacco’s operations are included in consolidated federal and state income tax returns of its indirect parent, Vector Group Ltd. At December 31, 2009 and 2008, the Company had $46,899 and $134,849 of unrecognized net deferred tax assets, comprised principally of net operating loss carryforwards, available to offset future taxable income for federal and state income tax purposes, respectively. A valuation allowance had been provided against these net deferred tax assets as of December 31, 2008 because it was deemed more likely than not that the benefit of such net tax assets would not be utilized. The valuation allowance was reduced in 2009 for the recognition of federal and state tax net operating losses after evaluating the impact of the negative and positive evidence that such asset would be realized. The Company based its conclusion on the fact that Vector Tobacco reported federal and state taxable income on a separate company basis for the second consecutive year in 2009. The Company continues to evaluate the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company was required to record a deferred tax asset valuation allowance totaling approximately $46,899 and $134,849 during the year ended December 31, 2009 and 2008, respectively.

The Company’s parent, VGR, participates in a tax sharing agreement with Vector in which VGR remits tax payments to Vector based on the consolidated taxable income of VGR and its subsidiaries (the “VGR Group”). Under the tax sharing agreement, each member of the VGR Group whose tax liability is reduced by a net operating loss or credit of another member is treated as paying such member for the use of such benefit. However, the member providing such benefit does not receive credit until it is able to use the benefit on a separate company basis, rather than when the benefit is actually used by the VGR Group. Because Vector Tobacco could not use the benefit of its net operating losses on a separate company basis, VGR did not allocate tax benefits to Vector Tobacco as of December 31, 2008, and 2007. Consequently, no income tax benefit was recorded for the years ended December 31, 2008, and 2007.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	2009		2008
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$419	$—	$330	$—
Inventories	15	1,433	21	—
Property, plant and equipment	—	8	—	11

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)

	2009		2008
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Compensation, benefits and related items	467	—	561	—
Amortization of intangibles	—	22,542	—	19,122
Restructuring	6	—	6	—
Settlement payments	1,901	—	—	1,535
Net operating losses	139,545	—	144,814	—
Valuation allowance	(46,899)	—	(143,835)	—
Reclassifications	—	—	(1,546)	(1,546)

Total deferred taxes	$95,454	$23,983	$—	$19,122

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates for the years ended December 31, 2009, 2008, and 2007 are summarized as follows:

	2009	2008	2007
Income before income tax provision	$18,155	$17,322	$10,366

Federal income tax expense at statutory rate	$6,354	$6,063	$3,628
State income tax provision at statutory rate, net of federal income taxes	1,654	338	488
Other changes due to changes in deferred state income tax rates	(493)	(385)	(330)
Change in valuation allowance, net	(97,418)	(4,033)	(931)

Total income tax (benefit) provision	$(89,903)	$1,983	$2,855

There were no unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

11.	Operating Leases

As of December 31, 2009, the Company has no operating leases.

Rental expense for the years ended December 31, 2009, 2008, and 2007 was $378, $340, and $349, respectively. This includes $141 expensed as part of the Company’s restructuring in 2009.

12.	Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents.

Vector Tobacco’s customers are primarily candy and tobacco distributors, and large grocery, drug and convenience store chains. Three customers accounted for approximately 42%, 14% and 13%, respectively of gross sales in 2009. Three customers accounted for approximately 35%, 17% and 15%, respectively of gross sales in 2008. Three customers accounted for approximately 32%, 17% and 15%, respectively of gross sales in 2007. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the Company’s customer base and the frequency of orders by these customers. Vector Tobacco’s largest single customer represented approximately 39%

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
of net accounts receivable at December 31, 2009 and 28% at December 31, 2008. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s estimates.

The Company maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

13.	Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although, new cases continue to be commenced against certain cigarette manufacturers, including Vector Tobacco’s affiliate, Liggett Group LLC, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement

In November 1998, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation, R.J. Reynolds Tobacco Company and Lorillard Tobacco Company (collectively, the “Original Participating Manufacturers” or “OPMs”) (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”), (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. The MSA received final judicial approval in each of the settling jurisdictions. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

In the Settling States, the MSA released Vector Tobacco from:
•	all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•	all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds, relating to future conduct arising out of the use or exposure to, tobacco products that have been manufactured in the ordinary course of business.
The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the name or names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.

Under the payment provisions of the MSA, the Participating Manufacturers are required make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a base amount of approximately 0.28% of total cigarettes sold in the United States (approximately 900 million cigarettes in 2009). If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then on April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. Vector Tobacco paid $2,500 for its 2007 MSA obligations and paid $3,040 for its 2008 MSA obligations. Vector Tobacco expensed $8,496 for its estimated MSA obligation for 2009 as part of cost of goods sold. Vector Tobacco prepaid $5,500 of its 2009 estimated MSA obligation in December 2009. Additional amounts may be due for 2009 but will not be determined by the Independent Auditor until April 2010.

Certain MSA Disputes

NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA rendered its final and non-appealable decision that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers to non-participating manufacturers for 2003. This is known as the “NPM Adjustment.” The economic consulting firm rendered the same decision with respect to 2004, 2005 and 2006. As a result, the manufacturers are entitled to a potential NPM Adjustment to their 2003, 2004, 2005 and 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007, 2008 and 2009 payments pursuant to an agreement entered into in June 2009 between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers in 2007, 2008 and 2009. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States over the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that have decided the issue

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
have ruled that the 2003 NPM Adjustment dispute is arbitrable. All 47 of those decisions are final and non-appealable. One court, the Montana Supreme Court, ruled that Montana’s claim of diligent enforcement must be litigated. This decision has been appealed. In response to a proposal from each of the OPMs and many of the SPMs, 45 of the Settling States have entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. The agreement provides for selection of the arbitration panel beginning November 1, 2009 and that the parties and the arbitrators will thereafter establish the schedule and procedures for the arbitration. Because states representing more than 80% of the allocable share signed the agreement, signing states will receive a 20% reduction of any potential 2003 NPM adjustment. It is anticipated that the arbitration will commence in 2010. There can be no assurance that Vector Tobacco will receive any adjustment as a result of these proceedings.

Gross v. Net Calculations. In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” unit amounts, rather than “gross” unit amounts (which had been used since 1999).

Vector Tobacco has objected to this retroactive change and has disputed the change in methodology. Vector Tobacco contends that the retroactive change from using “gross” to “net” unit amounts is impermissible for several reasons, including:
•	use of “net” unit amounts is not required by the MSA (as reflected by, among other things, the use of “gross” unit amounts through 2005);

•	such a change is not authorized without the consent of affected parties to the MSA;

•	the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Vector Tobacco’s 1997 Market Share (and thus, Vector Tobacco’s market share exemption); and

•	Vector Tobacco and others have relied upon the calculations based on “gross” unit amounts since 1998.
No amounts have been expensed or accrued in the accompanying financial statements for any potential liability relating to the “gross” versus “net” dispute.

QUEST 3. Vector Tobacco does not make MSA payments on sales of its QUEST 3 product as Vector Tobacco believes that QUEST 3 does not fall within the definition of a cigarette under the MSA. Quest is no longer being sold by Vector Tobacco. There can be no assurance that Vector Tobacco’s assessment is correct and that additional payments under the MSA for QUEST 3 will not be owed.

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its existing facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Vector

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

In February 2008 an arbitration panel ruled on certain matters related to outstanding royalty payments, legal fees and licensing agreements between Vector Tobacco and a third party. The awards were fully accrued at December 31, 2007 and paid in 2008.

14.	Legislation and Regulation

Vector Tobacco’s management believes that it is in compliance in all material respects with the laws regulating cigarette manufacturers.

15.	Related Party Transactions

In October 2002, the sales and marketing functions of Liggett and Vector Tobacco were combined into Liggett Vector Brands. Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of the Company’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2009, 2008 and 2007, Vector Tobacco expensed $3,507, $3,512 and $3,418, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as selling, general and administrative costs.

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each year ending December 31 2009, 2008 and 2007.

On January 1, 2004 Vector Tobacco entered into a manufacturing agreement (the “Agreement”) with Liggett whereby Liggett agreed to provide handling, storage, manufacturing, preparation, record-keeping, remittance of federal excise tax payments, processing of returns and other services relating to the manufacture of Vector Tobacco brands. The Agreement expired December 31, 2005, but is automatically renewed for a successive one year term unless otherwise terminated by either party. Pricing is set forth in the Agreement based on previously determined standard costs and invoices are sent to Vector Tobacco monthly. In 2009, 2008 and 2007, Vector Tobacco purchased approximately 1.2 billion, 1.1 billion and 1.2 billion units, respectively, from Liggett and paid $67,161, $34,557 and $32,845, respectively, which included profit of $1,349, $1,158 and $1,028, respectively, to Liggett.

Vector Tobacco incurred additional expenses of approximately $2, $1, and $3,570 in 2009, 2008 and 2007, respectively, for transactions with VGR and Vector, which primarily reflects interest payments on the revolving demand promissory note and reimbursement of amounts paid on behalf of Vector Tobacco.

Vector Tobacco has a related party payable to Liggett of $868, and $300 at December 31, 2009 and 2008, respectively, relating to the contract manufacturing agreement.

Related party payables for each year ended consisted of the following:

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)

	2009	2008
Liggett	$6,304	$4,362
Vector	—	(873)
Liggett Vector Brands	3,325	2,617

	$9,629	$6,106

16.	Restructuring

		Asset Impairment
	Employee	Contract
	Severance	Termination,
	and Benefits	and Exit Cost	Totals
Balance as of December 31, 2006	$484	$423	$907
Change in estimate	(71)	(12)	(83)
Utilized in 2007	(343)	(351)	(694)

Balance as of December 31, 2007	70	60	130

Change in estimate	(14)	(4)	(18)
Utilized in 2008	(56)	(10)	(66)

Balance as of December 31, 2008	—	46	46

Restructuring charges	691	209	900
Utilized in 2009	(586)	(206)	(792)

Balance as of December 31, 2009	$105	$49	$154

In November 2006, Vector’s Board of Directors determined to discontinue the genetics operation of Vector Tobacco and not to pursue, at this time, FDA approval of QUEST as a smoking cessation aid, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, we eliminated 12 full-time positions effective December 31, 2006. In addition, we terminated certain license agreements associated with the genetics operation. In March 2009, Vector Tobacco eliminated an additional nine full-time positions in connection with this decision. Notwithstanding the foregoing, Vector Tobacco is continuing its dialogue with the FDA with respect to the prospects for phase III trials. Vector Tobacco will continue to evaluate whether to proceed with phase III trials.

The Company recognized pre-tax restructuring charges of $900, during 2009 in connection with the closure of its Durham research operations. The restructuring charges primarily related to employee severance and benefit costs. The remaining balance of the severance and benefit costs restructuring charges was $120 as of December 31, 2009. Approximately $780 was utilized during 2009.

17.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. As of December 31, 2009, there were approximately 3,783,653 shares available for issuance under Vector’s Amended and Restated 1999 Long-Term Incentive Plan (the “1999 Plan”). All employees of Vector’s subsidiaries are eligible to

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
receive grants under such plans. Although Vector Tobacco has no employees it received a stock compensation expense allocation from Liggett Vector Brands of $39, $43, and $15 for the years ended December 31, 2009, 2008, and 2007, respectively. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations. As of December 31, 2009 Liggett Vector Brands has employees with 639,688 options outstanding.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of Vector’s common stock over the expected term of the option. There were no option grants during 2009, 2008 or 2007 Awards of options to employees under the VGR’s stock compensation plans generally vest over periods ranging from four to five years and have a term of ten years from the date of grant.

In November 2005, the President of Liggett and Liggett Vector Brands was awarded a restricted stock grant of 60,775 shares of Vector’s common stock pursuant to the 1999 Plan. Pursuant to his restricted share agreement, one-fourth of the shares vested on November 1, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through November 1, 2009. Vector recorded deferred compensation of $1,018 representing the fair market value of the restricted shares on the date of grant. Vector Tobacco recorded an expense of $22 in 2009 and $25 associated with the grant for each of the years ended December 31, 2008, and 2007. These amounts have been recorded in selling, general and administrative cost in the Company’s consolidated statement of operations.

18.	Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2009, through the financial statement issue date of March 1, 2010 and determined that there were no recordable or reportable subsequent events.

Vector Tobacco Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in thousands of dollars)
Schedule II — Valuation and Qualifying Accounts

		Additions
	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expenses	Deductions	Period
Description
Year ended December 31, 2009
Allowance for:
Doubtful accounts	$5	$—	$1	$4
Cash discounts	10	2,553	2,549	14
Deferred tax valuation allowance	143,835	—	96,936	46,899
Sales returns	1,000	622	615	1,007

Total	$144,850	$3,175	$100,101	$47,924

Year ended December 31, 2008
Allowance for:
Doubtful accounts	$5	$—	$—	$5
Cash discounts	8	1,817	1,815	10
Deferred tax valuation allowance	138,882	4,953	—	143,835
Sales returns	1,100	542	642	1,000

Total	$139,995	$7,312	$2,457	$144,850

Year ended December 31, 2007
Allowance for:
Doubtful accounts	$5	$—	$—	$5
Cash discounts	28	2,455	2,475	8
Deferred tax valuation allowance	139,813	(931)	—	138,882
Sales returns	1,094	426	420	1,100

Total	$140,940	$1,950	$2,895	$139,995